UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 9, 2022

PONO CAPITAL CORP

(Exact name of registrant as specified in its charter)

Delaware	001-40734	86-2049355
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

643 Ilalo Street, Honolulu, Hawaii 96813

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (808) 892-6611

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, and three-quarters of one Redeemable Warrant.	PONOU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.000001 par value per share	PONO	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	PONOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously announced, on September 7, 2022, Pono Capital Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Pono Merger Sub, Inc., AERWINS Technologies, Inc. (“AERWINS”), Mehana Equity, LLC (the “Sponsor”), in its capacity as Purchaser Representative, and Shuhei Komatsu, in his capacity as Seller Representative.

(a)	On November 9, 2022, the Company entered into a Private Placement Unit Purchase Agreement (the “Mehana Agreement”), dated November 9, 2022, between the Company and Mehana Capital LLC (“Mehana Capital”) an affiliate of the Sponsor, pursuant to which Mehana Capital purchased an aggregate of 57,500 placement units, each consists of one share of Class A common stock, $0.000001 par value per share, and three-quarters of one warrant, each whole Placement Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (the “Placement Units”), creating proceeds to the Company of $575,000 to be deposited into trust as described below in Item 8.01. This description is qualified in its entirety by reference to the full text of the Mehana Agreement, which is incorporated by reference herein and filed as Exhibit 10.6.

(b)	On November 9, 2022, the Company entered into a Private Placement Unit Purchase Agreement (the “AERWINS Agreement”, and together with the Mehana Agreement, the “Purchase Agreements”), dated November 9, 2022, between the Company and AERWINS, pursuant to which AERWINS purchased an aggregate of 57,500 Placement Units, creating proceeds to the Company of $575,000 to be deposited into trust as described below in Item 8.01. This description is qualified in its entirety by reference to the full text of the AERWINS Agreement, which is incorporated by reference herein and filed as Exhibit 10.7.

Item 3.02. Unregistered Sales of Equity Securities.

Pursuant to the Purchase Agreements, the Company completed the private sale of an aggregate of 115,000 Placement Units at a purchase price of $10.00 per Placement Unit in a private placement (the “Private Placement”) intended to be exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) of the Act. The Placement Units, which were purchased by Mehana Capital and AERWINS, are substantially similar to the private placement units sold simultaneously with the Company’s initial public offering.

Item 8.01. Other Events.

On November 9, 2022, the Company issued a press release announcing that it has caused to be deposited $1,150,000 into the Company’s Trust account for its public stockholders, representing $0.10 per public share, allowing the Company to extend the period of time it has to consummate its initial business combination by three months from November 11, 2022 to February 13, 2023 (the “Extension”). The Extension is permitted under the Company’s governing documents.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information and Where to Find It

The Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with a proxy statement containing information about the proposed transaction and the respective businesses of AERWINS’ and the Company. The Company will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Company stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about the Company, AERWINS, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed transaction. Stockholders of the Company will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about the Company without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and the Company’s other filings with the SEC can also be obtained, without charge, by directing a request to: info@Ponospac.com. The information contained in, or that can be accessed through, AERWINS’ website is not incorporated by reference in, and is not part of, this press release.

No Offer or Solicitation

This Form 8-K does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation

AERWINS and the Company and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of the Company in the Company’s initial public offering prospectus, which was declared effective the SEC on August 10, 2021 and Form 10-K which was filed with the SEC on March 25, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that the Company intends to file with the SEC.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

10.6	Private Placement Unit Purchase Agreement between the Company and Mehana Capital, LLC, dated November 9, 2022
10.7	Private Placement Unit Purchase Agreement between the Company and AERWINS Technologies, Inc., dated November 9, 2022
99.1	Press Release dated November 9, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PONO CAPITAL CORP

By:	/s/ Dustin Shindo
Name:	Dustin Shindo
Title:	Chief Executive Officer

Date: November 9, 2022